UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 18, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EFUND, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Update

Senior Mortgage Loan - SGGP 1300 Douglas, LLC

On November 20, 2017, we acquired from Fundrise Lending a first mortgage loan with a maximum principal balance of $2,923,350 (the “Stradella Court - Douglas Senior Loan”). The borrower, SGGP 1300 Douglas, LLC, a Delaware limited liability company (“Stradella Court – Douglas”), used the loan proceeds to purchase approximately 15,000 square feet of land at 1316 and 1320 Douglas Street Los Angeles, CA 90026 (the “Stradella Court - Douglas Property”), and planned to obtain approval of all entitlements for ten (10) small lot homes. Details of the acquisition can be found here. On December 15, 2020, we obtained title to the Stradella Court - Douglas Property via a deed in lieu of foreclosure. Details of that transaction can be found here.

On March 18, 2021, we sold the Stradella Court - Douglas Property to a third party for a sales price of approximately $3.1 million. Net proceeds after closing costs totaled $2,712,815 after receiving roughly $400,000 of deposits and extension fees throughout the escrow process. The sale of the Stradella Court - Douglas Property concludes our investment. In total, over the term of the investment from November 20, 2017 through the land sale, we earned an internal rate of return of approximately 8.2%. This figure includes cash flows from the initial Stradella Court - Douglas Senior Loan, and proceeds from the sale of the Stradella Court - Douglas Property, as well as carry costs and legal fees associated with taking over title of the property.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE eFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     April 1, 2021